UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LAM RESEARCH CORPORATION
4650 Cushing Parkway
Fremont, California 94538

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Participants, Plan Administrator, and members of the 401(k) Administrative Committee of
Savings Plus Plan, Lam Research 401(k)

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Savings Plus Plan, Lam Research 401(k) (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion of the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information
The supplemental information included in Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

San Jose, California
June 25, 2026

We have served as the Plan’s auditor since 2013.

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2025	December 31, 2024
Assets:
Investments, at fair value
Mutual funds	$832,689,062	$805,230,668
Common/collective trusts	1,544,296,641	1,258,955,757
Company stock	705,486,659	336,825,779
Brokerage account	352,421,732	272,802,392
Money market accounts	3,646,024	4,071,510
Total investments, at fair value	3,438,540,118	2,677,886,106
Separate accounts, at contract value	121,161,350	125,660,510
Total investments	3,559,701,468	2,803,546,616
Receivables:
Notes receivable from participants	23,309,904	22,003,000
Employer contribution receivable	6,613,082	5,576,572
Other receivables	526,197	5,854
Total receivables	30,449,183	27,585,426
Total assets	3,590,150,651	2,831,132,042

Liabilities:	36,639	152,331
Net assets available for benefits	$3,590,114,012	$2,830,979,711
See notes to financial statements

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2025

Additions to net assets attributed to:
Investment and other income:
Dividends and interest	$81,208,161
Interest income - participant loans	1,832,132
Net realized and unrealized appreciation in fair value of investments	751,932,765
Other income	871,047
835,844,105
Contributions:
Participants’	132,107,716
Employer’s	37,847,922
Rollovers	16,604,696
186,560,334
Total additions	1,022,404,439
Deductions from net assets attributed to:
Withdrawals and distributions	(262,519,081)
Administrative expenses	(751,057)
Total deductions	(263,270,138)
Net increase in net assets	759,134,301
Net assets available for benefits:
Beginning of year	2,830,979,711
End of year	$3,590,114,012
See notes to financial statements

SAVINGS PLUS PLAN,
LAM RESEARCH 401(k)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024
NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES
General - The following description of the Savings Plus Plan, Lam Research 401(k) (the “Plan”) provides only general information about the Plan in the form existing on December 31, 2025. Readers should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that was established July 1, 1985 by Lam Research Corporation (“Lam Research” or the “Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to be qualified under the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”), and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration - The Company’s Savings Plus Plan, Lam Research 401(k) Committee (the “Administrator”) manages the operation and administration of the Plan. A third-party, Fidelity Workplace Services LLC, processes and maintains the records of participant data. Fidelity Management Trust Company acts as the trustee and custodian of the Plan. The majority of the administrative costs for the Plan are paid by plan participants; the remaining administrative costs are shared by the Company and the Plan.
Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of accounting - The financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. GAAP.
Investment valuation and income recognition - As of December 31, 2025 and 2024, the Plan’s investments were held by Fidelity Management Trust Company and were invested based primarily upon instructions received from participants.
The majority of the Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.
The Plan has an investment option, the MetLife Stable Value Blended Fund, a fully benefit-responsive separate account. That investment is reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan that is attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Notes receivable from participants - Notes receivable from participants (“notes receivable”) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
Income taxes - The Plan document is in the form of a FMR LLC pre-approved plan document that received a favorable opinion letter from the Internal Revenue Service dated June 30, 2020. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Code and related state statutes. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt. Plan assets are held in a trust that is intended to be exempt from federal income and state income and franchise taxes.
In accordance with guidance on accounting for uncertainty in income taxes (Accounting Standard Codification topic 740-10), the Administrator evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Subsequent Events - The Plan Administrator evaluated subsequent events through June 25, 2026, which is the date the financial statements were issued. Volatility in the financial markets may have an impact on investment values in subsequent periods.
NOTE 2 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Company common stock fund has been frozen to new investments since January 1, 2023. Participants are permitted to diversify balances from the Company common stock fund to the remaining available investment options at any time. The aggregate investment in Company common stock at December 31, 2025 and 2024 was as follows:

	2025	2024
Number of shares (1)	4,121,315	4,663,239
Fair value	$705,486,659	$336,825,779
(1) Rounded to the nearest whole share.
Certain Plan investments are managed by an affiliate of Fidelity Management Trust Company. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
NOTE 3 - GUARANTEED INVESTMENT CONTRACT
In 2001, the Plan entered into a guaranteed investment contract with Metropolitan Life Insurance Company (“MetLife”). MetLife maintains the contributions in a separate account product. The account is credited with an interest rate that is determined by the yield of the separate accounts, the market value gain or loss of the contract and the anticipated cash flow for the next policy period. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula that is stipulated in the contract and agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis and re-set as needed.
Certain events limit the ability of the Plan to transact at contract value with MetLife. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s investment options that cause another investment option to be competitive with the investment option associated with the guaranteed investment contract, as determined by MetLife, or (3) the Company’s establishment of another savings program, pension or profit sharing plan to which Plan participants are eligible to contribute by payroll deduction. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract permits MetLife or the Plan to terminate the agreement, at its discretion, and requires a 60-day written notice of intent to cancel.
NOTE 4 - PARTICIPATION AND BENEFITS
Participant contributions - Participants may elect to contribute from 1% to 75% of their compensation, as defined by the Plan, per payroll period, not to exceed the amounts allowable under the Code. Participants who elect to contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in either taxable or after-tax compensation (in the form of pretax, Roth or after-tax contributions). New hires that do not make an affirmative election otherwise are automatically enrolled in the Plan with a taxable compensation deferral rate of 6% on a pre-tax basis. Participants are permitted to designate their contributions as Roth contributions subject to current taxation as wages but which, together with earnings, would be nontaxable when distributed from the Plan, and participants may elect to have certain vested assets held on an after-tax and pre-tax basis converted to be considered designated Roth contributions. Contributions withheld are invested in accordance with the participants’ directions.
Participants are also allowed to make rollover contributions of amounts received from other eligible tax-qualified retirement plans (including rollover contributions of Roth contributions). Such contributions are deposited in the appropriate investment funds in accordance with the participants’ directions and the Plan’s provisions.

Employer contributions - The Company may make matching contributions as defined in the Plan. In 2025, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions and after-tax contributions) up to a maximum of the first 6% of the participant’s eligible compensation, on a per-payroll-period basis. If a participant who was an active employee on the last day of the plan year did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also permits additional discretionary matching and profit sharing contributions. No additional discretionary matching contributions or discretionary profit sharing contributions were made for the year ended December 31, 2025.
Vesting - Participants are immediately vested in their entire account, including employer matching, additional discretionary matching, and discretionary profit sharing contributions (if any).
Participant accounts - Each participant’s account is credited with the participant’s contributions, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan. In the event that the participant fails to make an investment election, participant contributions and Company allocations, if any, are automatically invested in a target date retirement fund based on the participant’s age at the time the contribution is made.
Payment of benefits - Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until the IRS required beginning age (which may be age 70 1/2, 72, 73, or 75, depending on the participant’s date of birth) or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account or in installments over a period of years. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.
Notes receivable from participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a principal residence, in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Administrator. Outstanding loans at December 31, 2025 carry interest rates ranging from 4.25% to 9.50% with maturity dates through December 2040.
NOTE 5 - FAIR VALUE MEASUREMENTS
Pursuant to the accounting guidance for fair value measurement and its subsequent updates, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
The Financial Accounting Standards Board (“FASB”) has established a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The FASB established three levels of inputs that may be used to measure fair value:

•Level 1: quoted prices in active markets for identical assets or liabilities;

•Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis
The Plan had no level 2 or level 3 investments as of December 31, 2025 and 2024. Level 1 investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2025 and 2024:

	2025	2024
Mutual funds	$832,689,062	$805,230,668
Company stock	705,486,659	336,825,779
Brokerage account	352,421,732	272,802,392
Money market accounts	3,646,024	4,071,510
Total assets in the fair value hierarchy	$1,894,243,477	$1,418,930,349
Investments measured at NAV (practical expedient)	1,544,296,641	1,258,955,757
Investments at fair value	$3,438,540,118	$2,677,886,106

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Mutual funds and money market accounts: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.
Common stocks (including Lam Research common stock): Valued at the closing price reported on the active market on which the individual securities are traded.
Brokerage account: Participant directed investments maintained in a Fidelity Brokeragelink investment option, comprised primarily of common and preferred stocks valued at the closing price reported on the active market on which the individual securities are traded and money market, mutual funds, and exchange traded funds valued at NAV of shares held at year end.
Common/collective trusts: Units held in common/collective trusts (“CCT”) are valued using the NAV practical expedient of the CCT as reported by the CCT managers. The NAV practical expedient is based on the fair value of the underlying assets owned by the CCT, minus its liabilities, and then divided by the number of units outstanding. The NAV practical expedient of a CCT is calculated based on a compilation of primarily observable market information. Participant and plan level redemptions are generally allowed daily.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 6 - PLAN TERMINATION OR MODIFICATION
The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.
NOTE 7 - RECONCILIATION TO FORM 5500
The Form 5500 has certain items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon net assets available for benefits for either period.
NOTE 8 - DELINQUENT PARTICIPANT CONTRIBUTIONS
As disclosed in the accompanying supplemental schedule, certain employee deferrals were not remitted to the Plan within the timeframe required by the Department of Labor. The Company has determined the amount of related lost earnings and has remitted these amounts to participants’ accounts during the year ended December 31, 2025.

SAVINGS PLUS PLAN,	EIN:	94-2634797
LAM RESEARCH 401(k)	PLAN #	001
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2025

Totals that constitute nonexempt prohibited transactions
	Participant			Contributions	Total fully
	contributions		Contributions	pending	corrected under
	transferred late	Contributions	corrected	correction	VFCP and PTE
	to Plan	not corrected	outside VFCP	in VFCP	2002-51
*	$17,973	$—	$17,973	$—	$—

*	Delinquent participant loan repayments included

SAVINGS PLUS PLAN,	EIN:	94-2634797
LAM RESEARCH 401(k)	PLAN #	001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2025

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	AB Large Cap Growth Fund Advisor Class	Mutual fund	$320,117,917
	MFS Value Fund (Class R6)	Mutual fund	97,453,630
	JP Morgan Mid Cap Growth Fund (Class 6)	Mutual fund	91,761,226
	American Funds New Perspective Fund (Class R6)	Mutual fund	64,738,072
	American Funds EuroPacific Growth Fund (Class R6)	Mutual fund	64,387,086
	Invesco Discovery Fund (Class R6)	Mutual fund	60,004,195
	Dodge & Cox Income Fund (Class X)	Mutual Fund	46,863,957
	JP Morgan Mid Cap Value Fund (Class L)	Mutual fund	35,455,273
	Allspring Special Small Cap Value Fund (Class R6)	Mutual fund	19,940,649
*	Fidelity Emerging Markets Fund (Class K)	Mutual fund	19,184,758
	BlackRock Strategic Global Bond Fund, Inc. Institutional Shares	Mutual fund	6,848,276
	Vanguard Federal Money Market Fund Investor Shares	Mutual fund	5,934,023
	State Street S&P 500 Index Securities Lending Series Fund (Class II)	Common/collective trust	482,916,820
	State Street Target Retirement 2035 Securities Lending Series Fund (Class V)	Common/collective trust	143,559,882
	State Street Target Retirement 2045 Securities Lending Series Fund (Class V)	Common/collective trust	130,768,262
	State Street Target Retirement 2040 Securities Lending Series Fund (Class V)	Common/collective trust	118,411,459
	State Street Target Retirement 2030 Securities Lending Series Fund (Class V)	Common/collective trust	118,097,033
	State Street Target Retirement 2050 Securities Lending Series Fund (Class V)	Common/collective trust	113,388,255
	State Street Target Retirement 2055 Securities Lending Series Fund (Class V)	Common/collective trust	96,373,302
	State Street Russell Small/Mid Cap Index Securities Lending Series Fund (Class II)	Common/collective trust	96,201,854
	State Street Target Retirement 2025 Securities Lending Series Fund (Class V)	Common/collective trust	64,717,904
	State Street Target Retirement Income Securities Lending Series Fund (Class V)	Common/collective trust	56,534,478
	State Street Target Retirement 2060 Securities Lending Series Fund (Class V)	Common/collective trust	44,968,689
	State Street U.S. Bond Index Securities Lending Series Fund (Class XIV)	Common/collective trust	36,235,300
	State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund (Class II)	Common/collective trust	25,282,775
	State Street Target Retirement 2065 Securities Lending Series Fund (Class V)	Common/collective trust	16,840,628
*	Lam Research Corporation Stock	Company stock	705,486,659
**	Brokeragelink	Brokerage account	352,421,732
*	Cash and cash equivalents	Money market accounts	3,646,024
***	MetLife Stable Value Blended Fund	Fixed income fund (separate account)	121,161,350
*	Participant loans	Interest rates ranging from 4.25% to 9.50%	23,309,904
			$3,583,011,372

______________
*	Party-in-interest
**	Includes party-in-interest
***	At contract value
Column (d) is not used as all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Baker Tilly US, LLP, Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)

Date:	June 25, 2026	By:	/s/ Mary Beth Towne
Mary Beth Towne
Chairperson, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation
On behalf of the Administrator of the Savings Plus Plan, Lam Research 401(k)